[redacted]

03013759

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2003
WASH, D.C.
165

SEC FILE NUMBER
8-53655

BB 3/6

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ronin Capital, L.L.C.

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 South LaSalle Street
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Trevor Chambers — (312) 244-5253
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name)*

233 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Trevor Chambers, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental information pertaining to the firm of Ronin Capital, L.L.C. (the Company) as of December 31, 2002, are true and correct. I further affirm that neither the Company, nor any Member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Trevor Chambers

Trevor Chambers
Controller

OFFICIAL SEAL
LAURA CLINTON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 10-21-06

Laura Clinton

Notary Public

This report contains (check all applicable boxes):

(x) (a) Facing Page
(x) (b) Consolidated Statement of Financial Condition
( ) (c) Consolidated Statement of Income
( ) (d) Consolidated Statement of Changes in Members' Equity
( ) (e) Consolidated Statement of Cash Flows
( ) (f) Consolidated Statement of Changes in Subordinated Borrowings

Supplemental Information:

( ) (g) Computation of Net Capital
( ) (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x) (l) An Oath or Affirmation
( ) (m) Independent Auditors' Supplemental Report on Internal Control

Consolidated Statement of Financial Condition

Ronin Capital, L.L.C.

December 31, 2002
with Report of Independent Auditors

Ronin Capital, L.L.C.

Consolidated Statement of Financial Condition

December 31, 2002

Contents

Report of Independent Auditors

The Members
Ronin Capital, L.L.C.

We have audited the accompanying consolidated statement of financial condition of Ronin Capital, L.L.C. as of December 31, 2002. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Ronin Capital, L.L.C. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
February 25, 2003

Ronin Capital, L.L.C.

Consolidated Statement of Financial Condition

December 31, 2002

Assets	
Cash	$ 352,025
Securities owned	3,841,491,850
Securities purchased under agreements to resell	1,828,740,286
Derivative contracts	234,036,965
Interest receivable	58,159,671
Receivable from clearing brokers	103,864,239
Exchange memberships	4,803,693
Furniture, fixtures, and equipment and leasehold improvements (net of accumulated depreciation and amortization of $439,445)	2,324,312
Other assets	903,969
Total assets	$6,074,677,010
Liabilities and members' equity	
Short-term borrowings	$ 89,400
Securities sold, not yet purchased	1,944,395,662
Securities sold under agreements to repurchase	3,382,291,000
Derivative contracts	250,263,621
Interest payable	27,109,881
Payable to clearing brokers	258,095,114
Accounts payable and accrued liabilities	24,685,048
Total liabilities	5,886,929,726
Members' equity	187,747,284
Total liabilities and members' equity	$6,074,677,010

See accompanying notes.

Ronin Capital, L.L.C.

Notes to Consolidated Statement of Financial Condition

1. Organization and Significant Accounting Policies

Nature of Operations

The consolidated statement of financial condition includes the accounts of Ronin Capital, L.L.C. (a Delaware limited liability company) and its wholly owned subsidiaries, Bushido Execution Services & Technology LLC (Bushido), RJS Global, LLC (RJS), TPG Global, LLC (TPG), and Stafford Trading Europe Limited (collectively, the Company). All significant intercompany accounts and transactions have been eliminated in consolidation. The Company is a proprietary trading firm, buying, selling, and dealing as principal in fixed income securities, equity securities, and derivative financial instruments for its own account. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Chicago Board of Options Exchange.

The Company was formed on October 22, 2001, and commenced operations on December 1, 2001. The limited liability company operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2090.

RJS was formed on May 6, 2002, and TPG was formed August 13, 2002. Both RJS and TPG are Delaware limited liability companies, broker-dealers registered under the Securities Exchange Act of 1934, members of the Chicago Stock Exchange, and are primarily engaged in the trading of fixed income securities. RJS and TPG commenced operations in October 2002. Bushido, a Delaware limited liability company was formed February 26, 2002, and began operations in April 2002. Bushido is registered with the National Futures Association and is primarily in the business of providing futures execution services on the Chicago Mercantile Exchange and is a member of the Chicago Board of Trade.

During June 2002, Stafford Trading Europe B.V. (STE BV) contributed its assets and liabilities to Stafford Trading Europe Limited (STEL). STEL was incorporated in the United Kingdom as a limited company on June 11, 2001, and commenced operations in June 2002 following the contribution of assets and liabilities from STE BV. STE BV's ultimate owner is a member of Ronin Capital LLC, and STEL's principal shareholder is Ronin Capital LLC; due to common ownership and control, this transaction was accounted for at book value. The ultimate owner of STE BV contributed net assets of $14.7 million related to STE BV to the Company in return for increased equity interests in the Company.

1. Organization and Significant Accounting Policies (continued)

During September 2002, STEL sold a portion of its business (primarily the equities option market-making business) to TD Securities Ltd. STEL sold net assets of $5.1 million.

Securities Owned and Securities Sold, Not Yet Purchased

Securities transactions are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are recorded at market value based on quoted market prices. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the consolidated statement of financial condition.

Securities Purchased Under Agreements to Resell or Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or reacquired, plus accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate

In the normal course of business, the Company obtains securities under resale agreements on terms, which permit it to repledge or resell the securities to others. At December 31, 2002, the Company obtained approximately $1.8 billion of securities on such terms substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities, or to satisfy its commitments under proprietary short sales.

Resale and repurchase activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held. The counterparty to all resale and repurchase transactions at December 31, 2002, is a major financial institution.

1. Organization and Significant Accounting Policies (continued)

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Furniture and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the estimated useful lives of the assets.

Derivative Contracts

Derivative contracts include options, futures, and options on futures contracts and are recorded at market value. Market values are based on quoted market prices. Unrealized gains or losses related to futures transactions are recorded in receivable from/payable to clearing brokers in the consolidated statement of financial condition, netted by clearing broker.

Receivable From and Payable to Clearing Brokers

Receivables and payables relating to trades pending settlement are netted in receivable from clearing brokers in the consolidated statement of financial condition. The Company may obtain short-term financing from clearing brokers from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate fair values.

Income Taxes

The Company is taxed as a partnership under the provisions of the Internal Revenue Code, and accordingly, is not subject to federal and state income taxes. Instead, Members are liable for federal and state income taxes on their respective share of the taxable income of the Company.

1. Organization and Significant Accounting Policies (continued)

Use of Estimates

The preparation of the consolidated statement of financial condition, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates.

2. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2002, consisted of the following:

	Securities Owned	Securities Sold, Not Yet Purchased
U.S. government securities	$3,568,684,430	$1,795,669,267
Equity securities	272,330,678	147,551,685
Convertible securities	476,742	1,174,710
	$3,841,491,850	$1,944,395,662

All securities owned are pledged to either repurchase counterparties or the clearing brokers on terms which permit those parties to sell or repledge the securities subject to certain limitations.

3. Derivative Financial Instruments

The fair value of derivative contracts at December 31, 2002, consisted of the following:

	Assets	Liabilities
Options	$225,549,158	$233,842,417
Options on futures contracts	8,487,807	16,421,204
	$234,036,965	$250,263,621

3. Derivative Financial Instruments (continued)

Net unrealized gains related to futures transactions of $13,607,300 was recorded in receivable from clearing brokers, and net unrealized loss of $84,298,133 was recorded in payable to clearing brokers in the consolidated statement of financial condition at December 31, 2002, netted by clearing broker.

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company uses derivative financial instruments as part of its trading activities. These financial instruments, which generally include exchange-traded options, options on futures, and futures contracts, expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the consolidated statement of financial condition.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions, and accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company limits credit risk by executing futures and options transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements.

4. Agreements With Clearing Brokers

The Company conducts business with several clearing brokers for its trading activities. The clearing and depository operations of the Company's trading activities are performed by these brokers pursuant to agreements. The Company monitors the credit standing of these brokers on an ongoing basis. In the event the broker is unable to fulfill its obligations, the Company would be subject to credit risk. Substantially, all assets and liabilities of the Company reflected on the consolidated statement of financial condition are positions with and amounts receivable from or payable from one of these brokers.

5. Short-term Borrowings

The Company has a revolving credit facility with an affiliate of one of its clearing brokers, and the amount extended is limited to the amount of net liquidating value in each trading account carried at the clearing broker. The facility does not have an expiration date. Interest on overnight borrowings accrues at the prime rate, plus 2%. At December 31, 2002, the Company had drawn $89,400 on this revolving credit facility.

6. Commitments and Contingencies

The Company leases office space under noncancelable lease agreements. The lease agreements expire at various dates through December 2015. At December 31, 2002, minimum annual rental commitments, including escalation costs, under leases which have an initial or remaining term of one year or more were as follows:

	Amount
2003	$ 947,786
2004	872,731
2005	881,729
2006	895,834
2007	910,292
Thereafter	3,507,379
	$8,015,751

The terms of the Company's principal lease require that the Company deposit a standby letter of credit of $641,584 at December 31, 2002.

7. Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements at December 31, 2002, consisted of the following:

	Amount
Computer equipment and software	$1,055,410
Furniture and fixtures	476,772
Leasehold improvements	1,231,575
	2,763,757
Accumulated depreciation	(439,445)
	$2,324,312

8. Benefit Plan

The Company sponsors a profit-sharing and savings plan under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. salaried employees. Under the plan, employee contributions are partially matched by the Company.

9. Net Capital Requirements

The Company is a broker-dealer subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act and has elected to compute its net capital requirements under the alternative method, as provided by the Rule. The Rule requires the maintenance of minimum net capital of $250,000. At December 31, 2002, the Company had net capital of $100.4 million, which was $100.2 million in excess of its required net capital. The Company's subsidiaries are also subject to capital requirements. At December 31, 2002, RJS Global, LLC had net capital of $1.8 million, which was $1.6 million in excess of its required net capital. At December 31, 2002, TPG Global, LLC had net capital of $1.9 million, which was $1.7 million in excess of its required net capital. At December 31, 2002, Bushido Execution Services & Technology LLC had net capital of $475,000, which was $445,000 in excess of its required net capital. Stafford Trading Europe Limited was also in compliance with its local capital requirements at December 31, 2002.

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.